ADS Letterhead

July 11, 2005

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ted Yu, Examiner

           Re:  Applied Digital Solutions, Inc. (the “Registrant”)
            Registration Statement on Form S-3
        File No. 333-126347

Dear Mr. Yu:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement shall become effective at 3:00 p.m. on Wednesday, July 13, 2005, or as soon thereafter as practicable.

In connection with the staff’s letter dated July 8, 2005, the Registrant acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Very truly yours,

APPLIED DIGITAL SOLUTIONS, INC.

/s/ Scott R. Silverman
Scott R. Silverman
Chief Executive Officer and Acting President

Cc: Larry Spirgel, Assistant Director